February 26, 2020

Michael Paul Rivera

4527 East Gatewood Road

Phoenix, Arizona AZ85050 USA

Dear Paul,

Re: Employment Agreement Amendment

Reference is made to the Employment Agreement entered into by you (as the “Employee”) with EMV Automotive USA (as “EMV Automotive”), a wholly-owned subsidiary of ElectraMeccanica Vehicles Corp. (as “EMV”; and together with EMV Automotive, as the “Company”) as of May 17, 2019, and as amended on July 2, 2019 (the “Employment Agreement”). Any capitalized terms used but not otherwise defined herein shall have the meanings given them in the Employment Agreement. The following confirms further amendments, as agreed by the Parties, to the Employment Agreement (herein, collectively, the “Amendment”).

The Parties hereby agree to amend the Employment Agreement through this Amendment as follows effective as of the Effective Date set forth herein:

1.Section 1 of the Employment Agreement is hereby amended by substituting the date “January 1, 2020” for “August 12, 2019” as the Effective Date of the Employment Agreement going forward.

2.Section 4.3 of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

“Equity Awards.

It is hereby acknowledged and agreed that on June 24, 2019 the Employee was granted by the Company, as was originally contemplated, and in accordance with the terms of the Company’s 2015 Stock Option Plan (the “Plan”), an initial incentive stock option (an “Option”) to purchase up to an aggregate of up to 700,000 common shares of the Company (each, an “Option Share”), on a fully vested basis, at an exercise price of US$2.62 per Option Share and for an exercise period ending on June 25, 2022.

It is hereby further acknowledged and agreed that on December 6, 2019 the Employee was granted by the Company a further Option under its Plan (the “Additional Option”) to purchase an aggregate of up to an additional 2,300,000 Option Shares, at an exercise price of US$1.91 per Option Share and for an exercise period ending on December 6, 2022, and which Additional Option vests in equal monthly instalments commencing on the date of grant and ending on the final date of the current term of the Employment Agreement (the “Vesting Term”).

In this respect the Company and the Employee hereby acknowledge and agree that, in accordance with section 3.5(a) of the Plan, the Company is currently restricted (unless it has obtained

“Disinterested Shareholder” approval (as defined in the Plan under Applicable Laws)) to the granting of stock options to any one individual in a 12-month period which exceeds 5% of the issued common shares of the Company (the “Restriction”).  Accordingly, until the Company receives Disinterested Shareholder approval to remove the Restriction contemplated by this Additional Option grant; which the Company plans to seek and obtain at its next meeting of stockholders; the Employee is hereby restricted (as a result of the prior June 24, 2019 Option grant) to exercising not more than 1,152,468 Optioned Shares which may vest during the Vesting Term under this Additional Option.

Furthermore, and in accordance with the Stock Option Agreement to be provided by the Company to the Employee in conjunction with the Additional Option grant, it is hereby acknowledged and agreed that the Additional Option will terminate under certain circumstances and in the following manner (and any capitalized terms used but not otherwise defined herein shall have the meanings given them in the Plan):

(a)if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee or consultant by reason of termination or removal for cause, the Additional Option will terminate on the effective date of the Employee ceasing to be a director, officer, employee, or consultant, as the case may be, for that reason;

(b)if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee or consultant by reason of death or Disability, then the entire Additional Option shall immediately vest as to any portion of the Additional Option which has not then yet vested (such that the Vesting Term is then removed) and the Employee’s personal representative will have the right to exercise any unexercised portion of the then fully vested portion of the Additional Option, in whole or in part, at any time until the earlier of (a) the Expiry Date and (b) the date that is three months after the effective date of the Employee ceasing to be a director, officer, employee, or consultant by reason of death or Disability; and

(c)if the Employee is a director, officer, employee, or consultant of the Company or a Subsidiary, and ceases to be a director, officer, employee, or consultant for any reason other than as set out in subparagraphs (a) or (b) above, then the entire Additional Option shall immediately vest as to any portion of the Additional Option which has not then yet vested (such that the Vesting Term is then removed) and the Employee will have the right to exercise any unexercised portion of the then fully vested portion of the Additional Option, in whole or in part, any anytime until the earlier of (a) the Expiry Date and (b) the date that is three months after the effective date of the Employee ceasing to be a director, officer, employee, or consultant for that other reason.”.

3.The following section is now added as section 4.11 of the Employment Agreement which is in addition to and which in no manner may affect any Annual Bonus which may be payable to the Employee in accordance with section 4.2 of the Employment Agreement:

“4.11“Short Term Incentive Program (“STIP”)

The Employee will be eligible to participate in any STIP introduced by the Company from time to time during the Employment Term. The Employee’s target bonus under the STIP shall be as determined by the Board of Directors and the Employee’s goals under the STIP shall be approved and assessed in the absolute discretion of the Board of Directors on an annual basis. Any STIP awards will be pro-rated based on the total months worked in the calendar year during the Employment Term. The Employee will not be entitled to any payment on account of the STIP, pro-rata or otherwise, for any period beyond the Termination Date.”.

4.The following section is now added as section 4.12 of the Employment Agreement which is in addition to and which in no manner may affect any Annual Bonus which may be payable to the Employee in accordance with section 4.2 of the Employment Agreement:

“4.12Long Term Incentive Program (“LTIP”)

The Employee will be eligible to participate in any LTIP introduced by the Company from time to time during the Employment Term. The terms of such participation and any awards or payments made under the LTIP shall be determined by the Board of Directors from time to time in its sole discretion.  The Employee will not be entitled to any payment on account of the LTIP, pro-rata or otherwise, for any period beyond the Termination Date.”.

5.Section 4.6 of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

“4.6Vacation

During the Employment Term the Employee shall be entitled to five weeks’ paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policies as in effect from time to time, and such vacation may extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of the Employee’s duties and as agreed upon between the Employee and the Company’s Chairman”.

6.The following section is now added as section 4.9 of the Employment Agreement:

“4.9Change In Control Fee.  The Executive may provide notice to the Company of any Change In Control of the Company (as hereinafter defined) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California.  Unless otherwise determined by mutual agreement of the Parties or by arbitration as provided for herein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay the Employee a one-time fee in cash in the amount of $3,000,000 whether this Employment Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

For the purposes of this Employment Agreement, Change In Control is defined as:

(i)any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert (other than the Company or any Affiliate (as defined by Rule 405 under the Securities Act) or subsidiary of which the Company owns 75% of the voting rights) thereafter acquires the direct or indirect “beneficial ownership” of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company in any manner whatsoever, including, without limitation, as a result of a take-over bid, an issuance or exchange of securities, an amalgamation of the Company with any other person, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)the sale, assignment or other transfer of all or substantially all of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company); or

(iii)the occurrence of a transaction requiring approval of the Company’s security holders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than an exchange of securities with a wholly-owned subsidiary of the Company).”.

7.Section 5.2 of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

“5.2Termination Without Cause or for Good Reason. The Employment Term and the Employee's employment hereunder may be terminated by the Employee for Good Reason or by the Company without Cause. In the event of such termination, the Employee shall be entitled to receive the Accrued Amounts and subject to the Employee's compliance with Section 6, Section 7, Section 8, and Section 9 of this Agreement and the Employee's execution of a release of claims in favor of the Company, its affiliates and their respective officers and directors in a form provided by the Company (the "Release") and such Release becoming effective within 60 days following the Termination Date (such 60-day period, the "Release Execution Period"), the Employee shall be entitled to receive the following:

(a)severance pay in equal installments payable in accordance with the Company's normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the sum of the Employee's base salary and Target Bonus for two (2) years from the Termination Date (i.e. twenty four months of salary plus the additional bonus amount for both years), which payments shall begin within 30 days following the Termination Date; provided that, the first installment payment shall include all amounts that would  otherwise have been paid to the Employee during the period beginning on the Termination Date and ending on the first payment date if no delay had been imposed, the greater of (i) any amount required to comply with applicable law regarding compensation for unused vacation days in that year and (ii) a portion of the Base Salary equal to any accrued but unused vacation days for that year up to the Termination Date divided by 365;

(b)the Company shall pay to the Executive the Executive’s Annual Bonus (if any) calculated pro rata for the period up to the Termination Date based on achievement of the objectives to such date, such payment(s) being made not later than 30 calendar days following the Board of Directors’ approval of the audited financial statements for the fiscal year in which the Termination Date occurs;

(c)the Company shall reimburse the Executive for up to $1,800 of the monthly U.S. health insurance premium paid by the Executive for himself and his dependents. Such reimbursement shall be paid to the Executive on the tenth of the month immediately following the month in which the Executive timely remits the premium payment. The Executive shall be eligible to receive such reimbursement until the earliest of: (i) the 12-month anniversary of the Termination Date; (ii) the date the Executive is no longer eligible to receive COBRA continuation coverage; and (iii) the date on which the Executive becomes eligible to receive health insurance coverage from another employer or other source. Notwithstanding the foregoing, if the Company's making payments under this Section would violate the non-discrimination rules applicable to non-grandfathered plans under the ACA, or result in the imposition of penalties under the ACA and the related regulations and guidance promulgated thereunder), the Parties agree to reform this Section in a manner as is necessary to comply with the ACA; and

(d)the Company shall pay the Executive an amount (calculated pro rata for the period up to the Termination Date) equal to the greater of (i) the average of the STIP paid to the Executive for the previous two years and (ii) 80% of the Executive’s target annual STIP for the current fiscal year of the Company if the Executive has been employed by the Company for less than two years as at the Termination Date.”.

8.As a result of the above amendments, Sections 4.9 and 4.10 of the Employment Agreement are now renumbered and referenced as Sections 4.10 and 4.11 of the Employment Agreement.

The Parties hereby mutually covenant and agree to execute such further documents and instruments and do all such further acts and things as may be necessary for the purpose of fully effecting and completing on the terms of the Employment Agreement as now amended by this Amendment.  The Employment Agreement is, in all other respects, ratified, confirmed and approved.

This Amendment and the Employment Agreement constitute the entire agreement between the Parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants, or agreements, expressed or implied, collateral hereto other than as provided herein and therein.

This Amendment shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the State of California without regard to conflicts of law principles.

The Parties hereto acknowledge that they have not relied upon the other party to this Amendment for advice, whether legal or otherwise in connection with this Amendment, and the Parties hereto further acknowledge that they have been advised to seek independent legal advice.

Please acknowledge your receipt and acceptance of the  terms as set out above in this Amendment to your Employment Agreement.

Yours sincerely,

EMV Automotive USA

Per:/s/ Isaac Moss

Isaac Moss

Chief Administrative Officer

Agreed and accepted as of this 26th day of February. 2020 (the “Effective Date”) by:

   /s/ Michael Paul Rivera

Michael Paul Rivera